SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Q2’20 Earnings Results

I. Performance in Q2 2020 – IFRS Consolidated Financial Data

				(Unit: KRW B)
Item	Q2 19	Q1 20	Q2 20	QoQ	YoY
Quarterly Results
Revenues	5,353	4,724	5,307	12%	-1%
Operating Income	-369	-362	-517	N/A	N/A
Income before Tax	-442	-295	-669	N/A	N/A
Net Income	-550	-199	-504	N/A	N/A

II. IR Event of Q2 2020 Earnings Results

1. Provider of Information:	IR Team
2. Participants:	Investors, Securities analysts, etc.
3. Purpose:	To present Q2 20 Earnings Results of LG Display
4. Date & Time:	16:00 (KST) on July 23, 2020
5. Venue & Method:	Earnings release conference call in Korean/English
- Please refer to the IR homepage of LG Display Co., Ltd. at www.lgdisplay.com

6. Contact Information
1) Head of IR:
Heeyeon Kim, Vice President, IR Division (82-2-3777-1010)

2) Main Contact for Disclosure-related Matters:
Yoon Joo Lee, Assistant Manager, IR Team (82-2-3777-0744)

3) Relevant Team: IR Team (82-2-3777-1010)

III. Remark

i.	Please note that the presentation material for Earnings Results is accessible on IR homepage of LG Display Co., Ltd. at www.lgdisplay.com.

ii.	Please note that the financial data included are prepared on a consolidated IFRS basis

iii.	Financial data for Q2 20 are unaudited. They are provided for the convenience of investors and can be subject to change.

Attached: Press Release

FOR IMMEDIATE RELEASE

LG Display Reports Second Quarter 2020 Results

SEOUL, Korea (Jul. 23, 2020) – LG Display today reported unaudited earnings results based on consolidated K-IFRS (International Financial Reporting Standards) for the three-month period ending June 30, 2020.

•

Revenues in the second quarter of 2020 increased by 12% to KRW 5,307 billion from KRW 4,724 billion in the first quarter of 2020 and decreased by 1% from KRW 5,353 billion in the second quarter of 2019.

•

Operating loss in the second quarter of 2020 recorded KRW 517 billion. This compares with the operating loss of KRW 362 billion in the first quarter of 2020 and the operating loss of KRW 369 billion in the second quarter of 2019.

•	EBITDA in the second quarter of 2020 was KRW 413 billion, compared with EBITDA of KRW 630 billion in the first quarter of 2020 and with EBITDA of KRW 458 billion in the second quarter of 2019.

•

Net loss in the second quarter of 2020 was KRW 504 billion, compared with the net loss of KRW 199 billion in the first quarter of 2020 and the net loss of KRW 550 billion in the second quarter of 2019.

LG Display registered KRW 5,307 billion in revenues and KRW 517 billion in operating loss in the second quarter of 2020.

The company generated a 12% quarter-on-quarter increase in revenue in the second quarter thanks to a surge in IT panel shipments driven by the growing trends of working-from-home and online education amid COVID-19.

LG Display recorded an operating loss of KRW 517 billion, compared with the previous quarter’s operating loss of KRW 362 billion, due to a growing burden of fixed costs resulting from adjusting panel production for TV and mobile products to respond to global uncertainty in demand in addition to the impact of weakening demand in some industries including smartphones and automobiles.

Panels for IT devices, such as tablets, notebook PCs, and desktop monitors, accounted for 52% of the revenue in the second quarter of 2020, passing the 50% mark for the first time thanks to the growing trends of working-from-home and online education. Panels for tablets and notebook PCs accounted for 29% and desktop monitors for 23% respectively, while those for mobile devices accounted for 25% and TVs for 23%.

LG Display recorded 190% in the liability-to-equity ratio, 88% in the current ratio, and 91% in the net debt-to-equity ratio as of June 30, 2020.

The company will make efforts to see an improved business performance from the latter half of this year by starting mass-production at its large-size OLED panel plant in Guangzhou, China, as well as by increasing smartphone P-OLED panel shipments and expanding the supply of high value-added LCD panels for IT products.

As for its large-size OLED business, LG Display will have its production capacity expanded from the current 70,000 sheets to 130,000 sheets per month with its two production bases in Paju, Korea and Guangzhou, China. With this expanded production capacity, the company expects to effectively respond to growing demand for TVs when offline retail stores resume their operations around the world.

In addition, LG Display will focus on securing supply stability for its P-OLED business during the peak season in the latter half of the year, while further strengthening its LCD business through IT panels with differentiated competitiveness by actively seizing growing opportunities that the post-COVID-19 era will bring about.

“Considering the prolonged COVID-19 pandemic, it is true that the macroeconomic environment is still not favorable. However, we observe that the worst is over,” said Dong-hee Suh, CFO and Senior Vice President of LG Display. He added, “From the latter half of this year, we will be able to gradually generate tangible results from our three key strategic tasks that we’ve been pursuing such as ‘expanding the large-size OLED display business,’ ‘achieving P-OLED turnaround,’ and ‘accelerating structural innovation of the LCD business’ by focusing on high value-added products including IT panels.”

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Earnings Conference Call

LG Display will hold a bilingual conference call in English and Korean on July 23, 2020 starting at 4:00 PM Korea Standard Time (KST) to announce the second quarter of 2020 earnings results. Investors can listen to the conference call via https://irsvc.teletogether.com/lgdisplay/lgdisplay2020Q2_eng.php.

About LG Display

LG Display Co., Ltd. [NYSE: LPL, KRX: 034220] is the world’s leading innovator of display technologies, including thin-film transistor liquid crystal (TFT-LCD) and OLED displays. The company manufactures display panels in a broad range of sizes and specifications primarily for use in TVs, notebook computers, desktop monitors, and various other applications, including tablets and mobile devices. LG Display currently operates manufacturing facilities in Korea and China, and back-end assembly facilities in Korea, China, and Vietnam. The company has approximately 60,000 employees operating worldwide. For more news and information about LG Display, please visit www.lgdisplay.com.

Forward-Looking Statement Disclaimer

This press release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.

Investor Relations Contact:

Heeyeon Kim, Vice President and Head of Investor Relations

Email: ir@lgdisplay.com

Media Contact:

Tae-Sun You, Head of Public Relations and Public Affairs

Email: ytsun@lgdisplay.com

Jean Lee, Senior Manager, Global Communications

Tel: +822-3777-1689

Email: jean.lee@lgdisplay.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: July 23, 2020	By:	/s/ Heeyeon Kim
(Signature)
Name: Heeyeon Kim
Title: Head of IR / Vice President